UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Crosstex Energy, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

22765U102

(CUSIP Number)

March 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765U102		Page 2 of 6

1	Names of Reporting Persons XTXI Capital, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,700,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 10,700,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,700,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.67%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 22765U102		Page 3 of 6

1	Names of Reporting Persons Crosstex Energy, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,714,830

	6	Shared Voting Power 10,700,000

	7	Sole Dispositive Power 5,714,830

	8	Shared Dispositive Power 10,700,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,414,830 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 20.98% (2)

12	Type of Reporting Person (See Instructions) CO

(1) XTXI Capital, LLC is a wholly-owned subsidiary of Crosstex Energy, Inc.  Crosstex Energy, Inc. transferred 10,700,000 common units to XTXI Capital, LLC on March 7, 2013.  Crosstex Energy, Inc. directly owns 5,714,380 common units.

(2) This percentage includes 10,700,000 common units held by XTXI Capital, LLC and 5,714,830 common units held by Crosstex Energy, Inc.

Since the filing of Amendment No. 1, Crosstex Holdings GP, LLC and Crosstex Holdings, L.P. merged with and into Crosstex Energy, Inc., and each of Yorktown Energy Partners IV, L.P., Yorktown IV Company LLC, Yorktown Energy Partners V, L.P. and Yorktown V Company LLC have deemed to have left the reporting group.  The foregoing persons no longer agree to act together with the Reporting Persons for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer.

CUSIP No. 22765U102		Page 4 of 6

Item 1.
Item 1(a)	Name of Issuer: Crosstex Energy, L.P.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 2501 Cedar Springs Dallas, Texas 75201

Item 2.
Item 2(a)	Name of Person Filing: XTXI Capital, LLC Crosstex Energy, Inc.
Item 2(b)	Address of Principal Business Office or, if none, Residence: 2501 Cedar Springs Dallas, Texas 75201
Item 2(c)	Citizenship: Delaware
Item 2(d)	Title of Class of Securities: Common Units representing limited partner interests (“Common Units”)
Item 2(e)	CUSIP Number: 22765U102

Item 3.		If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 22765U102	Page 5 of 6

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See below.
(b) Percent of class: See below.
(c) Number of shares as to which such person has: See below.
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition

(a)-(c) Amount and percentage beneficially owned:

Crosstex Energy, Inc. owns Crosstex Energy GP, LLC, which is the general partner of Crosstex Energy, L.P. Crosstex Energy GP, LLC currently owns a 1.6% general partner interest and all of the incentive distribution rights of Crosstex Energy, L.P.  In addition, Crosstex Energy, Inc. directly owns XTXI Capital, LLC, which owns 10,700,000 Common Units, representing 13.67% of the class, over which XTXI Capital, LLC has sole voting and dispositive power.  Crosstex Energy, Inc., by virtue of its ownership of XTXI Capital, LLC, may be deemed to be, for purposes of this Schedule 13G, a beneficial owner of the Common Units owned by XTXI Capital, LLC, with shared voting and dispositive power with respect to such securities.  Crosstex Energy, Inc. also directly owns 5,714,830 Common Units over which it has sole voting and dispositive power, which, together with the Common Units owned by XTXI Capital, LLC, represent 20.98% of the class.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
XTXI Capital, LLC

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 22765U102	Page 6 of 6

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held by XTXI Capital, LLC for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held by XTXI Capital, LLC in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2013	XTXI CAPITAL, LLC

	By:	/s/ Joe A. Davis
	Name:	Joe A. Davis
	Title:	Executive Vice President, General Counsel and Secretary

Date: March 18, 2013	CROSSTEX ENERGY, INC.

	By:	/s/ Joe A. Davis
	Name:	Joe A. Davis
	Title:	Executive Vice President, General Counsel and Secretary